99.1 Exhibit

EFUTURE ANNOUNCES VOTING RESULTS OF
ITS 2013 ANNUAL GENERAL MEETING

BEIJING — January 16, 2014 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced that all of the proposals submitted for shareholder approval were duly passed at its 2013 Annual General Meeting (the “AGM”) initially held on December 30, 2013, and reconvened on January 9, 2014 in Beijing for purposes of reaching a quorum. On January 9, 2014 a quorum of 51.74% of the Company's issued and outstanding shares were present in person or by proxy. The proposals submitted for shareholder approval at the Meeting were approved.

At the meeting, Dennis O’Laing, Weiquan Ren and Ping Yu were re-elected as a Class II member of the Board of Directors to serve a three year term expiring in 2016, Grant Thornton China was re-appointed as the Company’s independent registered public accounting firm for the ensuing year and the 2013 Share Incentive Plan adopted by the Board of Directors was approved. Please refer to the Appendix on detailed voting result.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of January 16, 2014, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:

Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 5293 7699
ir@e-future.com.cn

APPENDIX

At the 2013 Annual Meeting of Shareholders of eFuture Information Technology Inc. (the “Company”), held on December 30, 2013 and reconvened on January 9, 2014, the Company’s shareholders considered three proposals:

Proposal 1. Nominate Dennis O’Laing, Weiquan Ren and Ping Yu for election as Class II members of the Board of Directors to serve three year terms expiring in 2016 or until their successors are duly elected and qualified.

The results of the voting for Proposal 1 were as follows:
	For	Withhold
Dennis O’Laing	1,884,827	143,885
Weiquan Ren	2,023,773	4,939
Ping Yu	1,959,362	69,350

Based on the votes set forth above, Dennis O’Laing, Weiquan Ren and Ping Yu were duly elected.

Proposal 2. Approve the 2013 Share Incentive Plan adopted by the Board of Directors.

The results of the voting for Proposal 2 were as follows:

For	Against	Abstain
1,771,393	255,478	1,841

Based on the votes set forth above, the 2013 Share Incentive Plan adopted by the Board of Directors was approved.

Proposal 3. Ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

The results of the voting for Proposal 3 were as follows:

For	Against	Abstain
2,010,323	16,548	1,841

Based on the votes set forth above, the ratification of appointing Grant Thornton China as the Company’s independent registered public accounting firm was approved.

No other matters were considered or voted upon at the meeting.

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